LAW OFFICES Silver, Freedman & Taff, L.L.P. A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
1700 WISCONSIN AVENUE, N.W. WASHINGTON, D.C. 20007 PHONE: (202) 295-4500 FAX: (202) 337-5502 WWW.SFTLAW.COM
WRITER'S DIRECT DIAL NUMBER (202) 295-4536

May 5, 2005

By Messenger and EDGAR

Todd Schiffman
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0408
Washington, D.C. 20549

Re:	Heritage Financial Group Form SB-2 filed March 25, 2005 File No. 333-123581 Pre-Effective Amendment No. One

Dear Mr. Schiffman:

          We hereby file on behalf of our client, Heritage Financial Group ("Company"), Pre-Effective Amendment No. One ("Amendment") to the above-referenced registration statement. This Amendment responds to your April 22, 2005 comment letter and to the April 25, 2005 comment letter of the Office of Thrift Supervision ("OTS"). That OTS comment letter and our response letter are included with this submission. This Amendment also includes, for the first time, a prospectus supplement relating to the proposed offering of the Company's stock through the 401(k) plan of its subsidiary financial institution.

RESPONSES TO SEC COMMENTS

General

  We note the "form of" exhibits as well as exhibits to be filed in the future. Please file all executed and final exhibits, including opinions, with the next amendment, if possible.
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Todd Schiffman
May 5, 2005

  Response: All exhibits, which were previously not filed or filed in draft form or which have been revised, are included in this Amendment, except the agency agreement, which is not yet in final.

  We note that you engaged new accountants to audit the fiscal year ended December 31, 2004 financials, please revise to provide all of the disclosures required by Item 304 of Regulation S-B, including filing a letter from your former accountant as Exhibit 16.

  Response: Information regarding the recent change in accountants, in the form of Item 304 disclosures, is included in the "Experts" section on the second to last page of the prospectus before the financial statements.

  If applicable, please provide a section which describes transactions with related parties, as required by Item 404 of Regulation S-B.

  Response: See "Loans and Other Transactions with Officers, Directors and Other Related Parties" on page 100 has been revised to clarify that is the Item 404 disclosure on related party transactions.

Front Cover of Prospectus

  Confirm that the outside front cover page of the prospectus will be one page. Refer to Item 501(a) of Regulation S-B.

  Response: This will confirm that the front cover page of the prospectus will be on one page.

Summary

General

  Please consider providing a section at the beginning of the Summary, before the more detailed information you have included, which broadly outlines the offering and what the company hopes to accomplish through this offering:

  Response: An "Overview" section has been added at the beginning of the Summary on page 4 to briefly outline this offering and what the Company hopes to accomplish through this offering.

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Todd Schiffman
May 5, 2005

  In several sections, you refer to the regulatory requirements for Heritage, MHC. For example, the first sentence of "The Companies: Heritage, MHC" and the first sentence of "The Stock Offering." Please briefly provide the context for these requirements.

  Response: Pages 4, 6, 14, 24 and 103 have been revised in response to this comment to clarify.

Risk Factors

General

Heritage, MHC will own more than half of the stock of Heritage Financial Group ...-page 13

  We note your intention to increase your construction lending business, as described on page 68. Please consider discussing the increased risks of this lending category in a risk factor.

  Response: A risk factor respecting construction lending has been added on page 14 after the risk factor on multifamily, commercial and consumer lending.

Pro Forma Data - page 25

  Please revise to include a footnote quantifying the components that make up offering expenses and commissions.

  Footnote 2 has been added to the table at page 31 in response to this comment.

Management's Discussion and Analysis of Financial Condition and Plan of Operations - page 49

General

  Please revisit Item 303 of Regulation S-B, as well as Interpretive Release No. 34-48960 and Interpretive Release No. 34-6835. You have provided analysis of your financial condition but we would like Management to discuss trends and the direction of the business more broadly. Consider adding a section at the beginning of this section which talks about the overall business development and trends. For example, management should provide more detail with regard to factors behind the numbers. In the first section on page 57 you attribute the net income increase of 55.2% to a reduction in non-interest expense but never provide detail as to why non-interest expenses have decreased.

  Response: The "General" section of the MD&A has been revised on page 54 in response to this comment. In addition, a "Recent Development" section has been added to the prospectus beginning on page 18, which contains updated financial information as of March 31, 2005 and a corresponding MD&A highlighting trends for the first quarter.

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Todd Schiffman
May 5, 2005

Average Balances, Net Interest Income, Yields Earned and Rates Paid - page 55

  Please revise to disclose whether yields on tax-exempt obligations, if any, have been computed on a tax equivalent basis. Refer to Instruction for II.B of Industry Guide 3.

  Response: The lead-in to the table "Average Balances, New Interest Income, Yields Earned and Rates Paid" has been revised on page 61 to indicate that yields on tax-exempt obligations have not been computed on a tax equivalent basis.

Liquidity and Commitments - page 58

  Please revise your liquidity and commitments discussion to:

    Include a more robust discussion focusing on your statement of cash flows in analyzing liquidity. Present a balanced discussion dealing with cash flows from operating, investing and financing activities. Discuss the underlying reasons for the changes as well as their reasonably likely impact on future cash flows and management decisions;
    Discuss the impact of any known trends, events or uncertainties;
  Please refer to Section IV or SEC Release No. 33-8350 for additional guidance.

  Response: New disclosure has been added in the "Liquidity and Commitments" section of the MD&A (paragraphs 2, 3 and 4) on pages 64 and 65 in response to this comment.

Capital - page 59

  Please revise your capital discussion to include prospective information regarding your Company's needs for capital, including an enhanced discussion of the impact of the offering on capital.

  Response: The "Capital" section of the MD&A has been revised at pages 65 and 66 in response to this comment.

Business of Heritage Financial Group: General - page 61

  Please confirm that you meant to use "Our principal business" and "We offer a variety" instead of "HeritageBank of the South" in the last two paragraphs of this section.

  Response: To clarify the disclosure, these paragraphs on page 68 have been changed to refer to HeritageBank of the South.

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Todd Schiffman
May 5, 2005

Loan Origination, Purchases, Sales, Repayments and Servicing - page 70

  In the third paragraph of this section, you discuss a relationship with another lender where you originate mortgage loans in accordance with that lender's policies, terms and conditions. If appropriate, please provide this, and all other material contracts, as exhibits (required by Item 601(10) of Regulation S-B).

  Response: Page 76 has been revised to provide additional information regarding this relationship. In addition, a copy of the agreement with this lender has been provided as an Exhibit (see Exhibit 10.8).

Loan Origination, Purchases, Sales, Repayments and Servicing - page 70

  We note from this table that your originations of one-to-four family fixed rate loans have dropped significantly since 2003. However, you have not discussed this significant decrease in your customer base in your analysis. Please revisit this issue in your discussion of one-to-four family loans on page 66.

  Response: The first paragraph on one- to four-family residential lending on page 72 no longer refers to this type of lending as our primary lending effort. The Company originated these types of loans for in-house funding as follows: $25.4 million in 2002, $53.4 million in 2003 and $25.3 million in 2004. The increase in 2003 is the result of two factors: increased loan demand for mortgage refinancing and a management decision to increase the level of fixed-rate mortgages in portfolio (in part to meet OTS requirements for qualified thrift lender status). As discussed in the disclosure on loan originations on page 76, the Company originates loans for funding by a third party. These loans originated for another totaled $45.8 million in 2002, $35.2 million in 2003 and $26.3 million in 2004. The decrease in 2003 is the result of management's decision to retain more fixed mortgage loans in portfolio that year. The decrease in 2004 is the result of reduced loan demand in the market because of higher rates and diminished refinancing demands, which is not specific to the Company and has been experienced in the industry generally.

Deposits - page 83

  We note that your maturity table on page 83 does not agree to the schedule of maturities as set forth in Note 5 to the consolidated financial statements. Please revise as necessary.

  Response: The maturity table on page 89 was in error, because it did not include $600,000 in public funds in the total column, which was included in the figure in Note 5 to the financial statements. The maturity table has been revised at page 89 and now agrees with Note 5.

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Todd Schiffman
May 5, 2005

Legal Proceedings - page 86

  Please include disclosure relating to material legal fees spent in the "various legal actions" described.

  Response: The Company does not anticipate any material legal fees in connection with the existing legal actions arising in its normal course of business. The prospectus has been revised at page 92 to indicate this.

          If the Staff wishes to discuss this filing with us, please contact Martin L. Meyrowitz (202-295-4527) or me at (202) 295-4536.

Very truly yours, /s/ Marianne E. Roche Marianne E. Roche
cc:	Kathryn McHale Benjamin Pheppen Don Walker O. Leonard Dorminey Office of Thrift Supervision